UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Comtech Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89614K 10 6

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

_________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comtech Global Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,651,524
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 9,651,524
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jingwei (Jeffrey) Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,018,234
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 10,018,234
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,018,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 4 of 5 Pages

This Amendment No. 4 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006, and Amendment No. 3 (“Amendment No. 3”) filed with the Commission on February 16, 2007, by Comtech Global Investment Ltd., with respect to the shares of common stock, par value $0.01 per share, of Comtech Group, Inc., a Maryland corporation with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 5.  Interest in Securities of the Company.

(i)    The response to Item 5 is hereby amended by restating items (a) and (b) as follows:

(a)    Comtech Global is the beneficial owner of an aggregate of 9,651,524 shares of Common Stock, representing approximately 25.7% of the total issued and outstanding shares of Common Stock of the Company. Mr. Kang in his capacity as a shareholder of Comtech Global is the beneficial owner of 9,651,524 shares of Common Stock and is the beneficial owner of 366,710 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(b)    Comtech Global has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 9,651,524 shares of Common Stock beneficially owned by it. Mr. Kang has voting power and dispositive power over the shares of Common Stock owned by Comtech Global in his capacity as a shareholder of Comtech Global.

(ii)   The response to Item 5 is hereby further amended by inserting the following language at the end of paragraph (c) thereof:

(c)    Since the most recent filing of Schedule 13D by Comtech Global and Mr. Kang, on April 28, 2007 and May 9, 2007, Comtech Global sold an aggregate of 885,500 shares of Common Stock in a broker transaction at $16.67 per share.

CUSIP No. 89614K 10 6	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Comtech Global Investment Ltd.

Dated: June 26, 2007	By:	/s/ Jingwei Kang
Name: Jingwei (Jeffrey) Kang